U.S.  SECURITIES  AND  EXCHANGE  COMMISSION
                             Washington,  D.C.  20549

                                   FORM  12b-25
                             Commission  File  No.:  0-30553

                           NOTIFICATION  OF  LATE  FILING

(Check  One):  [X]  Form  10-K


For  Period  Ended:  6/30/02

PART  I  -  REGISTRANT  INFORMATION

Wintech  Digital  Systems  Technology  Corporation
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Full  Name  of  Registrant

Temple  Summit  Financial  Projects,  Inc.
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Former  Name  of  Registrant

Room  1016,  Hailong  Building,  Zhongguancun,  Haidian  District,
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Address  of  principal  executive  office  (Street  and  Number)

Beijing,  China,  100080
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City,  State  and  Zip  Code

PART  II  RULES  12B-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X}      (a)   The reasons  described in  reasonable  detail in Part III of this form  could  not  be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X}      (c)   The  accountant's  statement  or other  exhibit  required by Rule
         12b-25  (c)  has  been  attached  if  applicable.



PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Forms10-K, Form 20-F, 11-K, or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

      Registrant's independent auditors have not yet completed their audit of the financial statements of the Registrant for the year ended June 30, 2002 and are, therefore, unable to furnish their opinion on such financial statements.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Yonghong  Dong                 (0118610)  82664708
         ------------                     --------------
           (Name)                       (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 Wintech  Digital  Systems  Technology Corporation
                         ------------------------------
                  (Name  of  Registrant  as  specified  in  charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September  30,  2002        By:   /s/  Yonghong  Dong
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                                              Yonghong  Dong